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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 18)*

                           VIDEO JUKEBOX NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (407) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 25, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        This  Amendment No. 18  ("Amendment")  to the Statement on Schedule 13D
dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated June 12, 1996 ("Amendment No. 17") (the July Statement as amended by Amendment Nos. 1 through 17 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

        This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. ("Michaels") (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

        This Amendment is filed to disclose the agreement of StarNet/CEA II Partners (the "Joint Venture") and StarNet, Inc. ("StarNet, Inc.") and Liberty Media Corporation, a Delaware corporation ("Liberty Media") to extend the deadline for completion of due diligence by Liberty Media and for execution of definitive agreements until July 8, 1996, in connection with the "Proposed Transaction," as defined and described in Amendment No. 16, for the sale by the Joint Venture, StarNet, Inc. and others to a wholly owned subsidiary of Liberty Media ("Liberty Purchaser") of outstanding shares of Video Jukebox Network, Inc. (the "Company") held by such sellers, the grant of options to Liberty Purchaser for the purchase of additional outstanding shares of the Company owned by such sellers and others, the grant of irrevocable proxies for the voting of such shares covered by the options, and the agreement of certain of the sellers to use their good faith and best reasonable efforts to cause the Company to grant to Liberty Purchaser options to purchase newly issued shares of the Company.

        Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

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Item 6 of the Original Statement is amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        By letter agreement dated June 21, 1996 and accepted on June 25, 1996, Liberty Media, the Joint Venture and StarNet, Inc. agreed to extend the deadline for completion of due diligence by Liberty Media and for execution of definitive agreements until July 8, 1996; provided that Liberty Media's obligations shall remain subject to (i) satisfactory completion by Liberty Media of its due diligence examination of the Company, (ii) approval of such definitive agreements and the transactions contemplated thereby by Liberty Media's Board of Directors, and (iii) the absence of material adverse developments in the financial markets. A copy of such letter agreement is filed with this Amendment No. 18 as Exhibit 99.18.1.

Item 7 of the Original Statement is amended and supplemented as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99.18.1 Letter Agreement dated June 21, 1996 and accepted on June 25, 1996 between Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc.

        Except as specifically modified, amended or supplemented by this Amendment No. 18, all of the information in the Original Statement is hereby confirmed.

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                                                   Page 4 of 7 Pages

                                  SCHEDULE 13D


                                   SIGNATURES

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II, LTD., a            CEA INVESTORS, INC., a
Florida limited partnership                      Florida corporation


By:  CEA Investors, Inc., General Partner        By:  /S/ THOMAS W.CARDY
                                                 As: Vice President

By:  /S/ THOMAS W. CARDY
  ----------------------------
As:  Vice President                              Dated:  June 25, 1996

Dated:  June 25, 1996

                                                 STARNET/CEA II PARTNERS
                                                 By: CEA Investors
     /S/ J. PATRICK MICHAELS, JR.                Partnership II, Ltd., a
 -------------------------------                 Florida Limited Partnership,
                                                 its  General Partner
J. Patrick Michaels, Jr.

                                                 By: CEA Investors, Inc.,
                                                 General Partner
Dated:  June 25, 1996

                                                 By: /S/ THOMAS W. CARDY
                                                 As: Vice President

                                                 Dated: June 25, 1996




                          See Exhibit Index (attached)


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                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION OF DOCUMENT

99.18.1 Letter Agreement dated June 21, 1996 and accepted June 25, 1996 between Liberty Media Corporation and
                                            StarNet/CEA II Partners and StarNet,
                                            Inc.